

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 31, 2017

<u>Via E-mail</u>
Mr. Vittorio Notarpietro
Chief Financial Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029, Santeramo in Colle, Bari, Italy

     RE: Natuzzi S.p.A.
            Form 20-F for the Year Ended December 31, 2015
            Filed May 23, 2016
            File No. 1-11854

Dear Mr. Notarpietro:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                 Sincerely,

                 /s/ John Cash

                 John Cash
                 Accounting Branch Chief
                 Office of Manufacturing and
                 Construction